Simpson Thacher & Bartlett

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Direct Dial Number (852) 2517-7650	E-mail Address clin@stblaw.com

CONFIDENTIAL AND VIA EDGAR	July 23, 2019

Draft Registration Statement

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Canaan Inc.

Confidential Submission of the Draft Registration Statement on Form F-1

On behalf of our client, Canaan Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we hereby submit a draft Registration Statement on Form F-l (the “Draft Registration Statement”) relating to the proposed initial public offering in the United States of the Company’s ordinary shares to be represented by American depositary shares (“ADSs”). The ADSs are expected to be listed either on the New York Stock Exchange or the NASDAQ.

The Draft Registration Statement is submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for review on a confidential basis pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company confirms that it is an “Emerging Growth Company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. A registration statement on Form F-6 relating to the Company’s ADSs will be filed with the Commission in due course.

As an Emerging Growth Company, the Company has included in the Draft Registration Statement its audited financial statements as of December 31, 2017 and 2018 and for the years ended December 31, 2017 and 2018.

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email).

DANIEL FERTIG    ADAM C. FURBER    MAKIKO HARUNARI    IAN C. HO    ANTHONY D. KING    CELIA C.L. LAM    CHRIS K.H. LIN    JIN HYUK PARK    KATHRYN KING SUDOL    CHRISTOPHER K.S. WONG    RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK    BEIJING    HOUSTON    LONDON    LOS ANGELES    PALO ALTO    SÃO PAULO    TOKYO    WASHINGTON, D.C.

Simpson Thacher & Bartlett

July 23, 2019

Very truly yours,

/s/ Chris K.H. Lin
Chris K.H. Lin

Enclosures

cc:	Nangeng Zhang, Chairman and Chief Executive Officer

Jianping Kong, Co-Chairman and Director

Jiaxuan Li, Director

Canaan Inc.

Howie Farn

Yi-Ping Chang

Simpson Thacher & Bartlett

Calvin C. Lai

Valerie Ford Jacob

Michael Levitt

Freshfields Bruckhaus Deringer

Steven Zhao

PricewaterhouseCoopers Zhong Tian LLP